SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)
_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Bernard J. Beaudoin
Chairman of the Board, President and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

William G. Riggins, Esq. General Counsel Great Plains Energy Incorporated 1201 Walnut Street Kansas City, MO 64106

Item 1. Description of the Proposed Transactions

     A.     Background

     Great Plains Energy Incorporated ("Great Plains Energy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Great Plains Energy directly owns all of the issued and outstanding common stock of Kansas City Power & Light Company ("KCPL"), a regulated electric utility serving portions of Kansas and Missouri. Great Plains Energy also holds, directly or indirectly, securities of numerous non-utility subsidiary companies.

     By order dated September 7, 2001, in File No. 70-9861 (the "September 7, 2001 Order"), the Commission authorized Great Plains Energy and its subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004 (the "Authorization Period"). In particular, the Commission authorized Great Plains Energy to issue and sell common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount of all such securities issued by Great Plains Energy during the Authorization Period is limited to $450 million under the conditions of the September 7, 2001 Order.

     Great Plains Energy now requests an increase in the aggregate amount of securities it is authorized to issue from $450 million to $1.2 billion. Such securities may take the form of common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities as described in the September 7, 2001 Order.

     Great Plains Energy, for itself and for its direct and indirect subsidiaries, further requests the Authorization Period relating to the authority granted to Great Plains Energy and its direct and indirect subsidiaries by the September 7, 2001 Order be extended from December 31, 2004, to December 31, 2005.

     Great Plains Energy is not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the September 7, 2001 Order to any specific securities issued by Great Plains Energy or any of its direct or indirect subsidiaries.

     B.     Reasons for the Requested Modification

     In the consummation of the reorganization forming the current holding company structure, Great Plains Energy issued $39 million in preferred stock in a one-to-one exchange of preferred stock previously issued by KCPL. In addition, Great Plains Energy has entered into short-term line of credit arrangements for purposes of financing its business and making investments in its direct and indirect subsidiaries. Great Plains Energy may borrow up to $225 million under these short-term arrangements. As of June 30, 2002, aggregate outstanding borrowings under these arrangements totaled approximately $192 million. Further, Great Plains Energy has announced its intention to issue up to $150 million in common stock which, with allotments to the underwriters, may increase to $172.5 million. Proceeds of the common stock issuance will be used to reduce debt at Great Plains Energy and KCPL and for other lawful purposes as permitted by the Act, the rules promulgated thereunder or by Commission order.2 The following table summarizes the securities issued and anticipated to be issued by Great Plains Energy, reflecting the maximum available borrowing capacity available under the short-term arrangements.

________

1See Kansas City Power & Light Company, et al., Holding Co. Act Release No. 27436 (September 7, 2001).
2Investments by Great Plains Energy in KCPL will be done pursuant to Rule 45(b)(4) or Rules 52(a) and (d).

Type of Security	Aggregate Amount (in millions)

Preferred Stock	$39
Short-term Debt	$225
Common Stock	$172.5

Total	$436.5

Thus, these transactions and other arrangements will utilize all but approximately $13.5 million of the aggregate amount of Great Plains Energy's current financing authority under the September 7, 2001 Order.

     Great Plains Energy contemplates the need to issue additional securities during the Authorization Period. The proceeds of such financings will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Great Plains Energy and its subsidiaries, (ii) funding of future investments in any exempt telecommunications company ("ETC"), or energy-related or gas-related company within the meaning of Rule 58; (iii) the repayment, redemption, refunding or purchase by Great Plains Energy or any subsidiary of its own securities; and (iv) financing the working capital requirements of Great Plains Energy and its subsidiaries and for any other lawful corporate purposes. Great Plains Energy will maintain a consolidated common equity capitalization of at least 30% during the Authorization Period. Accordingly, Great Plains Energy will not issue any securities unless, on a pro forma basis to take into account the issuance of such securities and the application of proceeds, consolidated common equity capitalization will remain at or above 30%.

     Great Plains Energy does not request at this time authority to invest in Exempt Wholesale Generators ("EWGs") or Foreign Utility Companies ("FUCOs"). Great Plains Energy currently has no investments in EWGs or FUCOs. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Any investment by Great Plains Energy in EWGs or FUCOs will be done only upon further authorization of the Commission.

     Great Plains Energy believes that the requested increase in financing authority is reasonable in amount and necessary to meet the anticipated needs of Great Plains Energy and its subsidiaries through the Authorization Period, as extended. Further, the requested increase will provide additional liquidity to Great Plains Energy and the ability to increase its equity to total capitalization ratio, which will strengthen Great Plains Energy's financial position and therefore enhance its access to the capital markets.

Item 2.      Fees, Commissions and Expenses.

     It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration will not exceed $10,000. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicant estimates that such fees and expenses will not exceed 5 percent of the proceeds of any such financings.

Item 3.      Applicable Statutory Provisions.

     Sections 6(a) and 7 of the Act are applicable to the issuance of common stock and preferred stock and to the direct or indirect issuance of debentures or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of short-term debt by Great Plains Energy and KCPL. In addition, Sections 6(a) and 7 of the Act are applicable to interest rate hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the act and Rule 45(a) are applicable to the issuance of guarantees by Great Plains Energy and its subsidiaries, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy or any subsidiary of the equity securities of any financing subsidiary or intermediate subsidiary and to Great Plains Energy's investment in existing or new subsidiaries. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any nonutility subsidiary. Great Plains Energy does not seek authorization to acquire the securities of any EWG or FUCO in this Application/Declaration.

Item 4.      Regulatory Approvals.

     Approval of the Missouri Public Service Commission (the "MPSC") is required prior to the encumbrance of KCPL's assets or the issuance and sale by KCPL of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than twelve months after the date thereof. Except as stated above, no state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5.      Procedure

     Applicant respectfully requests that the Commission issue a notice of the filing of this Application/Declaration as soon as practicable and that the Commission's order approving this Application/Declaration be issued as soon after the notice period as its rules allow, subject to the requirements of Rule 24(c)(2). The Applicant submits that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicant further requests that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.      Exhibits and Financial Statements

     A.     Exhibits

A-     None

B-1    Credit Agreement dated March 13, 2002 between Great Plains Energy Incorporated, BNP Paribas, Bank One of American, N.A. and Bank One, N.A. (incorporated by reference to Exhibit 10.3.a to Great Plains Energy Incorporated Quarterly Report on Form 10-Q for the period ended March 31, 2002 in File No. 0-33207).

B-2    Line of Credit Agreement between Great Plains Energy Incorporated and LaSalle Bank National Association, dated as of June 14, 2002 (incorporated by reference to Exhibit 10.1.d to Great Plains Energy Incorporated Quarterly Report on Form 10-Q for the period ended June 30, 2002 in File No. 0-33207).

C-1    Registration Statement on Form S-3 by Great Plains Energy Incorporated dated April 29, 2002 (incorporated by reference to Registration Statement in File No. 333-87190).

D-     None.

E-     None.

F-1    Opinion of Counsel (to be filed by amendment).

F-2    Past Tense Opinion of Counsel (to be filed by amendment)

G-1    Form of Notice

     B.     Financial Statements

FS-1  Great Plains Energy Incorporated Consolidated Statements of Income for the year to date June 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q for the period ended June 30, 2002 in File No. 0-33207).

FS-2  Great Plains Energy Incorporated Consolidated Balance Sheet as of June 30, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q for the period ended June 30, 2002 in File No. 0-33207).

FS-3  Great Plains Energy Incorporated pro forma consolidated statement of income (filed confidentially pursuant to Rule 104).

FS-4  Great Plains Energy Incorporated pro forma consolidated balance sheet (filed confidentially pursuant to Rule 104).

Item 7.     Information as to Environmental Effects.

     The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicant, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant/Declarant has duly caused this Application/Declaration on Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

               /s/Bernard J. Beaudoin                              Date: October 9, 2002
Name:     Bernard J. Beaudoin
Title:       Chairman of the Board,
              President and Chief
              Executive Officer